UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trinity Biotech plc

(Name of Issuer)

Class ‘A’ Ordinary Shares

(Title of Class of Securities)

896438306

(CUSIP Number)

Seonkyu Jeon

Director and Chairman

MiCo Co., Ltd.

68, 68, Dongtansandan 2-gil

Hwaseong-si Gyeonggi-do, 18487

Korea

+82-31-612-6299

with a copy to

Jeongseok Jay Yu, Esq.

Daniel S. Clevenger, Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896438306	13D	Page 1 of 5 Pages

1.	Names of Reporting Persons. MiCo Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 896438306	Page 2 of 5 Pages

The purpose of this Amendment No. 1 (“Amendment No. 1”) to the joint statement on Schedule 13D with respect to the Class ‘A’ Ordinary Shares, par value U.S. $0.0109 per share (the “Ordinary Shares”), of Trinity Biotech, plc, a company organized under the laws of Ireland (the “Issuer”), filed by the Reporting Person (as defined below) and MiCo IVD Holdings, LLC (“MiCo IVD”) on December 7, 2022 (such joint statement, as amended herein, the “Schedule 13D”), filed singly by MiCo Parent (as defined below), is to report the change in MiCo Parent’s beneficial ownership as a result of the execution of the MiCo IVD Sale (as defined below) on December 20, 2023 and the revocation of the Joint Filing Agreement by MiCo Parent. Capitalized terms used but not defined herein have the respective meanings given to them in the Schedule 13D.

1. Paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in full as follows:

(a) This Amendment No. 1 is being filed by MiCo Co., Ltd, a limited company incorporated in South Korea (“MiCo Parent” or the “Reporting Person”).

Certain information regarding each director and executive officer of the Reporting Person is set forth on Annex A hereto.

2. Item 4 of Schedule 13D is hereby amended by inserting the following new paragraph to the end:

On December 20, 2023, MiCo Parent and MiCoBioMed Co., Ltd. (“MiCoBioMed” and, together with MiCo Parent, the “Sellers”), the minority owner of MiCo IVD and, together with MiCo Parent, beneficial owners of 100% of the interests of MiCo IVD, entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Mainstream Holdings, Ltd. (“Mainstream”), pursuant to which the Sellers agreed to sell to Mainstream all of their equity interests in MiCo IVD for a total of 15,000,000,000 South Korean won (the “MiCo IVD Sale”). The MiCo IVD Sale closed on December 21, 2023, following which time MiCo Parent has no equity interest in MiCo IVD and does not, directly or indirectly, have any equity interest in the Issuer.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, an unofficial English translation copy of which is incorporated by reference as an exhibit to this Schedule 13D.

3. Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

(a)-(b) The information set forth under the final paragraph of Item 4 and the cover page of this Statement is incorporated herein by reference into this Item 5.

Following the execution of the MiCo IVD Sale, MiCo Parent is no longer deemed to beneficially own any Ordinary Shares.

CUSIP No. 896438306	Page 3 of 5 Pages

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction in Ordinary Shares during the past 60 days.

(d) Not Applicable.

(e) The MiCo IVD Sale was executed on December 20, 2023 and closed on December 21, 2023, following which time MiCo Parent ceased to beneficially own more than five percent of the Ordinary Shares of the Issuer.

4. Item 7 of Schedule 13D is hereby amended to add the following:

Exhibit No. 6 English Translation of Share Purchase Agreement, dated December 20, 2023, by and among MiCo Parent, MiCoBioMed and Mainstream

Exhibit No. 7 Revocation of Joint Filing Agreement

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

CUSIP No. 896438306	Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 2, 2024

MiCo Co., Ltd.

By:	/s/ Suk Yoon Lee
Name:	Suk Yoon Lee
Title:	CEO

Annex A

Directors and Officers of MiCo Co., Ltd

Name	Position/Principal Occupation	Business Address	Citizenship

Seonkyu (also known as “Sun Q”) Jeon	Director and Chairman	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Suk Yoon Lee	Director and Chief Executive Officer	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Daero Jeong	Chief Financial Officer	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Tae Hyung Ha	Director and Vice Chairman	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Wun Hwa Choi	Non-Executive Director of MiCo Co., Ltd and CEO of Quantum Advisors, LLC	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	United States